UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): December 19, 2021

Gatsby Digital, Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-4378568
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

28 Liberty St.

New York, NY 10005

(Full mailing address of principal executive offices)

+1 (203) 842-9729

(Issuer’s telephone number, including area code)

Series A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Merger Agreement

On December 19, 2021, Gatsby Digital, Inc. (“we”, “Gatsby”, or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) among eToro US Holdings, Inc., a Delaware corporation (“Acquirer”), eToro US Trading, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Acquirer (“Merger Sub II”), Project Gefilte Merger Sub, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Acquirer (“Merger Sub”), the Company, Daisy Daisy LLC, a Delaware limited liability company, solely in the agency capacity therein stated (“Securityholders’ Agent”), and eToro Group Ltd., a company organized under the laws of the British Virgin Islands (“eToro”).

The Merger

Pursuant to the Merger Agreement, Merger Sub will merge with and into Gatsby, with Gatsby as the surviving corporation (the “Merger”). Immediately following the Merger, Gatsby will merge with and into Merger Sub II, with Merger Sub II as the surviving company and as a wholly-owned subsidiary of Acquirer.

Merger Consideration

The aggregate Merger Consideration payable to the holders of Gatsby common stock and preferred stock (“Stockholders”) and holders of certain options and warrants to acquire common stock of Gatsby (“Optionholders” and “Warrantholders”, and, together with the Stockholders, the “Securityholders”) is $50,000,000, subject to adjustment based upon amounts of cash, debt, working capital and unpaid Merger transaction expenses on Gatsby’s books at the time of the closing of the Merger (“Closing”), as further set forth in the Merger Agreement.

Securityholders that are “accredited investors” or eligible to purchase securities in an “offshore transaction” based upon their responses in a properly completed Investor Questionnaire (“Eligible Holders”), will receive for each share of stock or option held, a mix of cash and common shares of eToro (“eToro Common Stock”). Securityholders that are not Eligible Holders, and certain other Securityholders designated by eToro, are not eligible to receive eToro Common Stock as part of the Merger Consideration, and will receive only cash. The foregoing notwithstanding, in the event of a “Private Company Closing” as such term is defined in the Merger Agreement, all holders of the Company’s Series A Preferred Stock shall receive only cash and no shares of eToro Common Stock. The total value of eToro Common Stock (measured as set forth in the term “Acquirer Parent Share Price” as set forth in the Merger Agreement) received by Eligible Holders, other than holders of Rollover Options, is 50% of the Per Share Merger Consideration, but the percentage of Per Share Merger Consideration that any individual Eligible Holder will receive in the form of eToro Common Stock will exceed 50%, with such percentage increasing depending upon the portion of the Securityholders that receives only cash.

Indemnity Escrow

An amount of cash equal to 15% of the Merger Consideration will be withheld and deposited with the Escrow Agent, to serve as security for the indemnification obligations of the Stockholders and Warrantholders pursuant to the Merger Agreement for a period of 18 months from the Effective Date.

Closing Conditions

The Merger is subject to substantial conditions to Closing as set forth in the Merger Agreement.

Termination

The Acquirer has the right to terminate the Merger Agreement under certain specified circumstances. Either the Acquirer or the Company may terminate the Merger Agreement if the Closing has not occurred within 210 days following the Agreement Date.

Representations, Warranties and Covenants

The Merger Agreement contains certain representations, warranties and covenants of the parties.

EXHIBITS

6.4	Agreement and Plan of Merger

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GATSBY DIGITAL, INC.

By:	/s/ Ryan Belanger-Saleh
Name:	Ryan Belanger-Saleh
Title:	Co-Chief Executive Officer

Date:	December 23, 2021